FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company:

YM BioSciences Inc. (the “Company” or “YM”)
5045 Orbitor Drive
Building 11, Suite 400
Mississauga, Ontario  L4W 4Y4

ITEM 2	Date of Material Change:

February 20, 2010

ITEM 3	News Release:

A news release disclosing the information was issued by the Company on March 2, 2010 by Canada Newswire.

ITEM 4	Summary of Material Change:

The Company announces that it filed a Form 6-K with the United States Securities and Exchange Commission (SEC) describing that certain US patents for nimotuzumab licensed to YM’s majority-owned Canadian subsidiary, CIMYM BioSciences Inc.,  have become subject to a lien in the United States, pursuant to a court order, to a third party. The lien is a consequence of a dispute unrelated to either YM, its licensor, or the patent owner, the Center of Molecular Immunology (CIM). Counsel has advised the Company that the lien does not affect the exclusive, royalty-free license for nimotuzumab issued by CIMAB S.A. to CIMYM for numerous territories, including the US. YM announced that it does not believe that this situation will have an impact on YM’s continuing development of nimotuzumab in the US nor does YM expect the development to be material to YM.

ITEM 5	Full Description of Material Change:

The Company announces that it filed a Form 6-K with the United States Securities and Exchange Commission (SEC) describing that certain US patents for nimotuzumab licensed to YM’s majority-owned Canadian subsidiary, CIMYM BioSciences Inc.,  have become subject to a lien in the United States, pursuant to a court order, to a third party. The lien is a consequence of a dispute unrelated to either YM, its licensor, or the patent owner, the Center of Molecular Immunology (CIM). Counsel has advised the Company that the lien does not affect the exclusive, royalty-free license for nimotuzumab issued by CIMAB S.A. to CIMYM for numerous territories, including the US.

None of the international patents for nimotuzumab for which YM is licensed are affected.

YM announced that it does not believe that this situation will have an impact on YM’s continuing development of nimotuzumab in the US nor does YM expect the development to be material to YM. The announcement was made, and this report is filed, solely in response to market activity.

The lien against the two patents, which were issued by the USPTO to CIM, appear to form part of an award resulting in liens against approximately 60 patents from a number of scientific institutes assigned to that third party by a court in Miami, Florida. The liens have no relation to the US embargo against Cuba and result specifically from a civil suit brought to seek compensation for a plaintiff in a matter unrelated to these patents.

The lien is against the patents which are already subject to the license to YM’s subsidiary, may solely affect the rights of CIMAB to benefit from the patents, and, consequently, this situation is not expected to be material to YM. Further, YM's license is a royalty-free license which conditions are not changed by virtue of a change of ownership in the patents, should such change occur.

ITEM 6	Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

ITEM 7	Omitted Information:

N/A

ITEM 8	Executive Officer:

Name: David G.P. Allan
Title: Chairman, Chief Executive Officer
Telephone: (905) 629-9761

ITEM 9	Date of Report:

March 2, 2010.